[redacted]

SECU 13011917 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-41389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beech Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Iannuzzi (212)-350-7214
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP.
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Cantor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beech Hill Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN ALATRISTE
Notary Public - State of New York
No. 01AL0031180
Qualified in Bronx County
My Commission Expires Nov. 30, 2013

Notary Public

Signature

Pres.
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. Bound Separately.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beech Hill Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2012

BEECH HILL SECURITIES, INC.

Index

Independent Auditor's Report

To the Board of Directors
Beech Hill Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Beech Hill Securities, Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beech Hill Securities, Inc. as of December 31, 2012, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 14 to the financial statements, the Company restated its opening retained earnings for the year ended December 31, 2012, in order to correct previous misstatements of depreciation and amortization which resulted from the use of incorrect lives for certain leasehold improvements and certain other errors in the calculations of depreciation and amortization occurring during prior years. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
March 13, 2013

BEECH HILL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 111,903
Securities owned, at fair value	660,426
Equipment and improvements (net of accumulated depreciation and amortization of $1,453,891)	19,265
Artwork, at cost	33,726
Due from clearing broker	152,775
Prepaid expenses and other assets	148,219
Total	$ 1,126,314

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions payable	$ 118,434
Securites Sold Short, at fair value	32,162
Accrued expenses and other liabilities	211,251
	361,847
Commitments and contingencies	
Subordinated borrowings	200,000
Stockholders' equity:	
Common stock - no par value; 200 shares authorized, 168.94 shares issued and outstanding	766,412
Retained earnings	95,442
Less 44.27 shares of common stock in treasury, at cost	(297,387)
Total stockholders' equity	564,467
Total	$ 1,126,314

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 3,719,256
Fee income	387,219
Trading gains, net	29,237
Rebates	63,857
Interest and dividends	32,148
Other income	427,029
Total	4,658,746
Expenses:	
Employee compensation, benefits, and related costs	2,494,106
Commissions, clearing and floor brokerage	839,628
Communications and market data	564,636
Occupancy and related costs	416,632
Interest expense	7,341
Professional and consulting fees	157,332
Office expense	107,487
Travel, meals and entertainment	17,243
Other operating expenses	125,774
Total	4,730,179
Loss before income taxes	(71,433)
Provision for income taxes	8,000
Net Loss	$ (79,433)

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock		Retained	Treasury Stock		
	Shares	Amount	Earnings	Shares	Amount	Total
Balance, December 31, 2011, as previously reported	168.94	$ 766,412	$ 341,212	(20.75)	$ (146,000)	$ 961,622
Prior period adjustment - restatement related to deprecation and amortization of equipment and improvements			(166,337)			(166,337)
Balance, December 31, 2011, as restated	168.94	766,412	174,875	(20.75)	(146,000)	795,287
Purchase of treasury stock				(23.52)	(151,387)	(151,387)
Net Loss			(79,433)			(79,433)
Balance, December 31, 2012	168.94	$ 766,412	$ 95,442	(44.27)	$ (297,387)	$ 564,467

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2012

Subordinated borrowings, December 31, 2011	$ 100,000
Additional subordinated borrowings, October 24, 2012	100,000
Subordinated borrowings, December 31, 2012	$ 200,000

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Operating activities:	
Net Loss	$ (79,433)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	5,936
Unrealized gains on trading activities	19,386
Realized gains on trading activities, net	(48,623)
Changes in operating assets and liabilities:	
Securities owned	(490,127)
Due from clearing broker	628,112
Prepaid expenses and other assets	(31,096)
Commissions payable	(11,239)
Accrued expenses and other liabilities	94,257
Securities Sold Short	32,162
Net cash provided by operating activities	119,335
Financing activities - Additional Sub-Loan	100,000
Financing activities - Purchase of treasury stock	(151,387)
Net cash used in financing activities	(51,387)
Net Increase in cash	67,948
Cash, beginning of year	43,955
Cash, end of year	$ 111,903
Supplemental disclosure of cash flow information:	
Interest paid	$ 6,155
Taxes paid	$ 8,000

See Notes to Financial Statements.

Note 1 - Organization and business:

Business:

Beech Hill Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is specialized in tax-free municipal bonds. The Company also trades securities on margin for its own account.

Note 2 - Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition and valuation of investments:

Securities transactions and commission revenue and expenses are recorded on a trade date basis.

Fee income and related expenses are recognized when earned and incurred, respectively, arising from financial advisory services provided by the Company to its clients.

Trading gains (losses) are determined using the identified cost method. Rebate income consists of revenue received from the clearing broker and is recognized as earned. Dividend income and expense are recognized on the ex-date and interest income and expense are recorded on the accrual basis.

Cash and cash equivalents:

The Company considers all highly-liquid financial instruments with maturities of three months or less when purchased to be cash equivalents. From time to time, the Company's cash balances may exceed insured limits for such accounts. This risk is mitigated by the Company's selection of financial institutions considered to be highly creditworthy.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowance for doubtful accounts will change.

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements (concluded):

would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Equipment and improvements:

Furniture, fixtures, office equipment and leasehold improvements are stated at cost. Depreciation and amortization are provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or the lease term.

Income taxes:

The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's net income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

Income and losses for tax purposes may differ from the financial statement amounts. Stockholders' equity reflected in the accompanying financial statements does not necessarily represent the stockholders' tax bases of their respective interests.

The Company has no unrecognized tax benefits at December 31, 2012. The Company's U.S. Federal and state income tax returns prior to fiscal year 2009 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2012.

Note 2 - Summary of significant accounting policies (concluded):

Derivative instruments:

The accounting standards relative to expanded disclosures regarding derivative instruments and hedging activities require qualitative disclosures about objectives and strategies for using derivatives, fair value amounts of derivative instruments, gains and losses on derivative instruments; and disclosures about credit-risk-related contingent features in derivative agreements. See Note 7 for derivative instrument disclosures.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 3 - Securities owned at fair value:

Securities owned at fair value represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business.

	(Level 1)	(Level 2)	(Level 3)	December 31, 2012
Marketable Securities:	$ -			$ -
Options contracts				
Municipal Securities (short)		$ (32,162)		(32,162)
Municipal securities		660,426		660,426
Totals	$ -	$ 628,264	$ -	$ 628,264

Option contracts:

Option contracts are valued at the last sale price (or, if there is no sale on the valuation day, the average of the bid price and the ask price) in the market where such contracts are principally traded.

Municipal securities:

Municipal securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers and reference data. Certain securities are valued principally using dealer quotations.

Note 4 - Equipment and improvements:

The following table which included the effects of a prior period adjustment (see note 14) shows the balances of major classes of furniture, equipment and software, leasehold improvements, and the accumulated depreciation and amortization for each class at December 31, 2012:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 193,827	$193,827	0
Equipment and software	1,015,299	1,015,299	0
Furniture	264,030	244,765	$19,265
Totals	$1,473,156	$1,453,891	$19,265

Note 5 - Due from clearing broker:

Due from clearing broker at December 31, 2012 consists of $100,000 of deposits on hand with the Company's clearing broker and $52,775 of net proceeds received from trading activities.

Note 6 - Related party transactions:

The Company, serving as introducing broker, earned commission income during 2012 of approximately $105,000 and incurred related clearance expenses of approximately $5,000 from an affiliated investment partnership. Such amounts were included in commission income and commission, clearing, and floor brokerage expenses on the statement of operations, respectively.

The Company shares its offices and certain personnel with Beech Hill Advisors, Inc.BHA, a related party through indirect ownership of the stockholders. In addition, the Company received revenue from the affiliate BHA, based on a revenue sharing agreement in which the Company receives 30% of certain revenue received by BHA which amounted to approximately $165,000. In addition, the Company is reimbursed an aggregate of $180,000 of payroll paid on behalf of BHA. At December 31, 2012, the Company has a receivable of approximately $51,000 from BHA related to the revenue sharing and the reimbursed payroll.

Note 7 - Derivative instruments:

As part of its investment strategy, the Company invests in derivatives for trading purposes. Such derivatives are exposed to equity and counterparty risk. Derivative instruments are recognized as either assets or liabilities in the statement of financial condition and are recorded at fair value. While certain of the Company's derivative activities may possess the substance of an economic hedge, the Company does not hold derivative instruments that, pursuant to accounting standards, are accounted for as hedging instruments.

The Company may enter into option contracts to speculate on the change in price on the underlying asset or hedge against the change in price of a security it currently holds in its investment portfolio. An option is a contract between a buyer and a seller that gives the buyer the right, but not the obligation, to buy or to sell a particular asset (the underlying asset) on or before the options' expiration time, at an agreed price. Trading options entail the risk of the options' values changing over time. The return from holding an option varies nonlinearly with the values of the underlying asset and other factors. Options are subject to counterparty risk, as there is a risk the seller will not sell or buy the underlying asset as agreed.

The following table presents the fair value of derivative instruments, by contract type and on a gross basis, as of December 31, 2012:

	Number of Contracts	Notional Value	Location on Statement of Financial Condition	Fair Value
Call options	175	$1,395,000	Securities owned, at fair value	$0

Note 8 - Subordinated borrowings:

The borrowing of $200,000 is subject to a subordination agreement of which $100,000 is effective February 23, 2011, and payable to a stockholder. The agreement was extended and is due on December 31, 2013, per an auto renewal for one additional year. Such borrowing bears interest at 3% per annum. The Company was granted a new FINRA approval for the subscription agreement effective October 24, 2012, from non-stockholder for the period of two years and set to expire on December 31, 2014. Such borrowing bears interest at 3% per annum. Interest expense incurred on the loans for the year ended December 31, 2012 amounted to $3,500.

The subordinated borrowings were available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

Note 9 - Equity transactions:

During the year ended December 31, 2012, the Company repurchased 23.52 common stock shares from employees for a total cost of $151,387. As of December 2012, $9,387 of stockholders withdraw payable is reflected in Accrued Expenses and Other Liabilities.

Note 10- Commitments and contingencies:

Litigation:

The Company is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations.

Lease:

The Company occupies office space under a lease which was scheduled to expire on February 29, 2012, but has been extended through February 28, 2014. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. During 2007, the Company employed certain registered representatives who are conducting business for the Company at other locations. The Company agreed to bear the lease costs of the facilities at these locations. In addition, the Company subleases a portion of the facilities which resulted in non-broker dealer related income of $102,000, the terms of the sub-lease end on February 28, 2014. In September 2007, the Company became the lessee on the renewal of one operating lease which expired on December 31, 2012.

The aggregate minimum annual rentals under the leases and agreed commitments are approximately as follows:

Year Ending December 31,	Amount
2013	$ 307,175
2014	49,913
Total	$357,088

Rent expense, included in occupancy and related costs in the statement of operations, was $366,139 for the year ended December 31, 2012. The Company maintains a rent security deposit with the lessor of its primary office facility in the amount of $30,000 which expires on February 28, 2014, which is reflected in the other assets in the statement of financial condition, in addition, the Florida office lease is due to expire April 30, 2014.

Note 11- Off-balance-sheet risk and concentration of credit risk:

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Note 12- 401(k) Plan:

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salaries. The plan provides for discretionary employer matching contributions. For the year ended December 31, 2012, the Company made no matching contributions.

Note 13- Net capital:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company has net capital of $517,122 which is $417,122 in excess of its required net capital of $100,000. The Company's net capital ratio is 0.63 to 1.

Note 14- Prior Period Adjustment

As of December 31, 2011, the Company adjusted its retained earnings and accumulated depreciation and amortization an aggregate of $166,337 as a prior period adjustment. The adjustment is due to the correction of an error in the recording of the amortization of leasehold improvements and the deprecation of furniture. The correction has no effect on the results of the current year operations had the error not occurred, retained earnings for 2011 would have been unchanged.

BEECH HILL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

Net capital:	
Stockholders' equity	$ 564,467
Add:	
Subordinated borrowings allowable in the computation of net capital	200,000
Deduction of nonallowable assets:	
Equipment and improvements, net	19,265
Artwork	33,726
Due from clearing broker	6,935
Other assets	148,219
Total	208,145
Net capital before haircuts on securities positions	556,322
Haircut on securities positions	39,200
Net capital	$ 517,122
Aggregate indebtedness, per statement of financial condition	$ 361,847
Less - Securites Sold Short, netted above	(32,162)
Less - Accrued interest payable, netted above	(3,054)
Aggregate indebtedness, used for Net Capital calculation	$ 326,631
Computation of basis net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum net capital requirement)	$ 100,000
Excess of net capital	$ 417,122
Excess of net capital at 1,000%	$ 397,122
Ratio of aggregate indebtness to net capital	0.63 to 1

See Independent Auditor's Report.

BEECH HILL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2012:	
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 494,122
Audit adjustments:	
Decrease in other deductions	23,000
Net capital per above	$ 517,122

See Independent Auditor's Report.

BEECH HILL SECURITIES, INC.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

BEECH HILL SECURITIES, INC.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule. The Company does not carry securities for customer accounts in a custodial capacity.

Independent Auditor's Report on Internal Control

To the Board of Directors
Beech Hill Securities, Inc.

In planning and performing our audit of the financial statements of Beech Hill Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Beech Hill Securities, Inc. as of and for the year ended December 31, 2012 and this report does not affect our report thereon dated March 13, 2013. While performing our audit procedures, we discovered certain misstatements of depreciation and amortization which resulted from the use of incorrect lives for certain leasehold improvements and certain other errors in the calculations of depreciation and amortization occurring during prior years. Upon being informed of the matter, management corrected the Company's depreciation and amortization calculations and restated the Company's opening retained earnings to correct the applicable prior period effects of the errors. The material weakness related to the errors has been communicated in writing to management on March 13, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
March 13, 2013

COHNREZNICK

ACCOUNTING • TAX • ADV SORY

cohnreznick.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation

To the Board of Directors
Beech Hill Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Beech Hill Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the detailed general ledger provided by the Company, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by the Company supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
March 13, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041389 FINRA DEC
BEECH HILL SECURITIES INC 7*7
ATTN: MATTHEW MURPHY
880 3RD AVE 16TH FL
NEW YORK NY 10022-4730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Vincent Iannuzzi (212.350.7214)

2. A. General Assessment (item 2e from page 2) $ 10,295

B. Less payment made with SIPC-6 filed (exclude interest) (5,161)

______ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,134

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Beech Hill Securities, Inc.
(Name of Corporation, Partnership or other organization)

Vincent Iannuzzi
(Authorized Signature)

CFO
(Title)

Dated the _____ day of March, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,658,746
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	19,366
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	19,366
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	450,778
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	102,000
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,341	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	7341
Total deductions	560,119
2d. SIPC Net Operating Revenues	$ 4,117,993
2e. General Assessment @ .0025	$ 10,295
	(to page 1, line 2.A.)